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June 8, 2016

Katherine Hsu

Office Chief

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Re:	Nissan Wholesale Receivables Corporation II
Registration Statement on Form SF-3
File No. 333-210906

Dear Ms. Hsu:

On behalf of Nissan Wholesale Receivables Corporation II (the “Depositor”), and in response to the comment (the “Comment”) submitted via telephone on June 7, 2016 from the staff of the Securities and Exchange Commission (the “Staff”) to Mayer Brown LLP on behalf of the Depositor, the Depositor is submitting herewith, electronically via EDGAR, Amendment No. 2 to the captioned Registration Statement on Form S-3. For your convenience, we are delivering to you via email a copy of this letter, together with a clean copy of Amendment No. 2 and the exhibits filed therewith and changed pages to the exhibits to Amendment No. 2 marked to show changes from the versions of those exhibits previously filed.

The Depositor’s response to the Comment is set forth below. For ease of reference, a summary of the Staff’s comment has been repeated below in bold. Unless otherwise noted, “we,” “us” and similar terms refer to the Depositor, in its capacity as the registrant and the issuer under Regulation AB.

Form of Registration Statement Exhibits

1.	We note that in response to our comment 3 in our previous comment letter, you indicated that you had made revisions to the transaction documents to reflect the changes made throughout the prospectus in response to our comments, but only an amended form of Asset Representations Review Agreement was submitted. Please confirm that no other changes to the transaction documents are necessary or amend the exhibits as necessary to make conforming changes to the transaction agreements to reflect revisions made to the prospectus in response to prior comments.

Response

We have amended the exhibits as necessary to make conforming changes to the transaction agreements to reflect revisions made to the prospectus in response to prior comments. Please note that the revisions made to the prospectus in Amendment No. 1 in response to the Staff’s comments did not in all cases necessitate changes to the transaction agreements.

If you have specific questions you would like to discuss, please do not hesitate to contact the undersigned at (312) 701-7776, Louis Shansky, at (212) 506-2170 or the Depositor’s in-house counsel, David M. Lundeen, at (615) 725-1664. Please communicate any remaining comments to my attention at the address and/or facsimile number above.

Sincerely,

/s/ Angela M. Ulum
Angela M. Ulum

cc:	Mark Kaczynski
David M. Lundeen